0 - 30753


03057179

First Federal Bancshares Inc

P.E. 12-31-02

AR/S


RECD S.E.C.
APR 2 5 2003
1086

First Federal Bancshares

PROCESSED
APR 28 2003
THOMSON FINANCIAL

2002
ANNUAL REPORT

TABLE OF CONTENTS

First Federal Bancshares, Inc.

First Federal Bancshares, Inc., headquartered in Colchester, Illinois, is the holding company for First Federal Bank. First Federal operates as a community-oriented financial institution, serving the needs of consumers and small businesses with a variety of deposit and loan products from its nine full-service banking offices in West-Central Illinois and North-East Missouri.

LETTER FROM THE PRESIDENT

To Our Stockholders:

On behalf of the directors and employees of First Federal Bancshares, Inc. and its wholly owned subsidiary, First Federal Bank, I am pleased to present our 2002 annual report reflecting a successful year despite the economic turmoil, record declining interest rate environment and world unrest that characterized the year 2002.

Total assets as of December 31, 2002, increased to $316.4 million from $242.2 million at December 31, 2001, an increase of $74.2 million or 30.6%. Consolidated net income for the twelve months ended December 31, 2002, was $1.9 million or $1.09 per share. Growth continues to be experienced in the commercial lending area. Commercial loans grew $452,000 to 4.1% of total loans. Multi-family and commercial first mortgage loans increased $4.3 million to 16.0% of total loans.

The Company continues to employ strategies to enhance shareholder value. Dividends of $.32 per share were paid during 2002 and a 10% share repurchase program was successfully completed in August 2002 at substantially below book value. On November 22, 2002, the Company completed its acquisition of PFSB Bancorp, Inc., the parent corporation of Palmyra Savings, a thrift with $73.8 million in assets and three northeast Missouri locations.

I would like to compliment our hard-working, dedicated staff and welcome our new friends and fellow employees from the three Missouri locations. I am sure that their experience and ability will add great value to our Company.

Thank you to our shareholders. We remain committed to the continued profitability of your investment.

Sincerely,



James J. Stebor
President and CEO
First Federal Bancshares, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of First Federal Bancshares, Inc. including its subsidiary, First Federal Bank, for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of First Federal Bancshares, Inc. contained later in this annual report.

	At December 31, 2002	At December 31, 2001	At December 31, 2000	At February 29/28, 2000	At February 29/28, 1999
			(In thousands)		
SELECTED FINANCIAL DATA:					
Total assets	$ 316,400	$ 242,170	$ 237,602	$ 213,187	$ 201,171
Cash and cash equivalents	42,827	18,249	11,244	5,762	16,171
Loans receivable, net	150,269	112,911	115,619	113,602	101,834
Securities available-for-sale	91,562	97,106	42,592	29,442	26,622
Securities held-to-maturity	24,471	10,036	61,619	58,927	51,524
Deposits	263,834	192,784	184,878	182,572	176,682
Total borrowings	4,000	4,000	5,000	6,000	-
Total equity	47,031	43,701	45,867	24,026	23,337

	Years ended December 31, 2002	Years ended December 31, 2001	Ten months ended December 31, 2000	Years ended February 29/28, 2000	Years ended February 29/28, 1999
			(In thousands)		
SELECTED OPERATING DATA:					
Total interest income	$ 13,092	$ 15,417	$ 12,898	$ 13,660	$ 13,295
Total interest expense	6,154	9,135	8,186	8,642	8,350
Net interest income	6,938	6,282	4,712	5,018	4,945
Provision for loan losses	7	103	71	119	6
Net interest income after provision for loan losses	6,931	6,179	4,641	4,899	4,939
Noninterest income	573	630	287	291	236
Noninterest expense:					
Compensation and benefits	2,713	2,199	1,443	1,464	1,336
Other noninterest expense	1,730	1,697	1,241	1,381	1,387
Total noninterest expense	4,443	3,896	2,684	2,845	2,723
Income before income taxes	3,061	2,913	2,244	2,345	2,452
Income tax provision	1,124	1,062	788	837	851
Net income	$ 1,937	$ 1,851	$ 1,456	$ 1,508	$ 1,601

	Years ended December 31, 2002	Years ended December 31, 2001	Ten months ended December 31, 2000 (In thousands)	Years ended February 29/28, 2000	Years ended February 29/28, 1999
PER SHARE DATA:					
Earnings per share:					
Basic	$ 1.09	$ .91	$ .22	N/A	N/A
Diluted	1.07	.91	.22	N/A	N/A
Dividend declared	.32	.29	.05	N/A	N/A

	At or for the year ended December 31, 2002	At or for the year ended December 31, 2001	At or for the ten months ended December 31, 2000*	At or for the year ended February 29/28, 2000	At or for the year ended February 29/28, 1999
SELECTED FINANCIAL RATIOS AND OTHER DATA:					
Performance Ratios:					
Return on assets (1)	.77%	.76%	.78%	.72%	.83%
Return on equity (2)	4.49	4.01	6.01	6.55	7.37
Dividend payout ratio	1.77	1.84	.38	N/A	N/A
Average interest rate spread (3)	2.36	1.75	1.95	2.06	2.10
Net interest margin (4)	2.84	2.64	2.56	2.50	2.62
Operating (noninterest) expense to average total assets	1.70	1.58	1.43	1.33	1.40
Efficiency ratio (5)	59.15	56.37	53.69	54.59	52.56
Average interest-earning assets to average interest-bearing liabilities	119.01	123.17	113.58	110.14	111.65
Capital Ratios:					
Tangible capital ratio	11.97	14.13	15.15	11.3	11.7
Core capital ratio	11.97	14.13	15.15	11.3	11.7
Risk-based capital ratio	25.92	31.38	35.60	24.9	26.0
Ratio of average equity to average assets	17.15	18.91	12.93	11.03	11.20
Asset Quality Ratios:					
Non-performing loans to total loans	1.27	.80	.94	.89	.76
Allowance for loan losses to non-performing loans (6)	50.89	59.01	52.48	47.73	58.44
Allowance for loan losses to total loans	.65	.47	.49	.42	.45

* Ratios for the ten months ended December 31, 2000 have been annualized where applicable.

(1) Net income divided by average total assets.
(2) Net income divided by average total equity.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(4) Net interest income as a percentage of average interest-earning assets.
(5) Noninterest expense divided by the sum of net interest income and noninterest income.
(6) Nonperforming loans consist of nonaccrual loans and loans greater than 90 days delinquent and still accruing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

First Federal Bancshares, Inc. ("the Company") is engaged primarily in attracting deposits from the general public and using these deposits to originate loans and purchase securities. The Company derives revenues principally from interest earned on loans and securities and fees from other banking-related services. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, primarily the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable and securities and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements that are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the Company's loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following presents management's discussion and analysis of the results of operations and financial condition of the Company as of the dates and for the periods indicated. You should read this discussion in conjunction with the Company's consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this annual report.

Acquisitions

On November 22, 2002, the Company completed the acquisition of PFSB Bancorp, Inc. ("PFSB"), and its wholly owned subsidiary Palmyra Savings pursuant to an Agreement and Plan of Merger dated as of June 4, 2002, by and between the Company and PFSB. The acquisition was completed through the merger of PFSB with and into the Company. As part of the acquisition, Palmyra Savings merged with and into First Federal with First Federal being the surviving bank. First Federal Bancshares paid approximately $4.4 million in cash and issued approximately 252,000 shares of the Company's common stock to the former stockholders of PFSB. The PFSB acquisition included total assets of approximately $73.8 and three banking offices in northeast Missouri.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets at December 31, 2002 were $316.4 million compared to $242.2 million at December 31, 2001, an increase of $74.2 million. The growth in total assets primarily reflects the purchase of PFSB resulting in the addition of loans totaling $46.9 million, securities totaling $2.4 million, cash and cash equivalents totaling $23.1 million, premises and equipment totaling $1.2 million, and miscellaneous other assets, including goodwill of $1.5 million. The increase in loans receivable was partially offset by the refinancing of existing loans outside of the Bank as a result of competition in the low interest rate environment. Additional offset occurred due to existing loans refinancing into the Federal Home Loan Bank Mortgage Partnership Finance Program. This program allows the Bank to offer long-term fixed rate loans funded by the Federal Home Loan Bank, while the Bank maintains the customer relationship through the servicing of the loan. During the year ended December 31, 2002, securities available-for-sale decreased $5.5 million to $91.6 million at December 31, 2002 from $97.1 million at December 31, 2001, as paydowns on available-for-sale securities were reinvested in held-to-maturity securities. Held-to-maturity securities increased $14.4 million to $24.5 million at December 31, 2002 as a result of additional purchases of held-to-maturity securities funded through increases in customer deposits.

Total liabilities at December 31, 2002 were $269.4 million compared to $198.5 million at December 31, 2001, an increase of $70.9 million. The increase in total liabilities was primarily due to an increase in deposits. Deposits increased $71.0 million, primarily reflecting the purchase of PFSB and the resulting assumption of deposits totaling $64.8 million.

Shareholders' equity at December 31, 2002 was $47.0 million compared to $43.7 million at December 31, 2001, an increase of $3.3 million. The increase was primarily a result of the acquisition of PFSB resulting in the issuance of common stock of $5.6 million, net income totaling $1.9 million, and an increase in comprehensive income of $1.3 million, partially offset by dividends of $592,000 and the purchase of treasury shares totaling $5.6 million.

Comparison of Results of Operations for the Year Ended December 31, 2002 and December 31, 2001

General. Net income remained relatively stable, increasing $86,000 to $1.9 million for the year ended December 31, 2002. While net income remained stable from 2001 to 2002, net interest income increased $656,000, noninterest income decreased $57,000 and noninterest expense increased $547,000, primarily due to compensation and benefits.

Interest Income. Interest income for the year ended December 31, 2002 was $13.1 million compared to $15.4 million for the year ended December 31, 2001, a decrease of $2.3 million. The decrease was primarily a result of the decrease in the average yield on interest-earning assets to 5.37% for the year ended December 31, 2002 from 6.47% for the year ended December 31, 2001, partially offset by an increase in the average balance of interest-earning assets to $244.0 million for the year ended December 31, 2002 from $238.2 million for the year ended December 31, 2001. The average yield on securities decreased to 4.66% for the year ended December 31, 2002 from 5.61% for the year ended December 31, 2001, as proceeds from paydowns, sales, and maturities of higher yielding securities were reinvested in lower yielding securities. The average balance of securities decreased to $102.7 million for the year ended December 31, 2002 from $105.2 million for the year ended December 31, 2001. The average balance of other interest earning assets increased $10.2 million to $28.0 million for the year ended December 31, 2002 as a result of assets acquired in the acquisition of PFSB. The increase in the average balance of other interest earning assets was partially offset by the decrease in the yield on other interest earning assets to 1.24% for the year ended December 31, 2002 from 3.24% for the year ended December 31, 2001.

Interest Expense. Interest expense for the year ended December 31, 2002 was $6.1 million compared to $9.1 million for the year ended December 31, 2001, a decrease of $3.0 million. The decreases primarily represent decreases in the average cost of funds from 4.72% for the year ended December 31, 2001 to 3.00% for the year ended December 31, 2002. The decrease in the average cost of funds was partially offset by an increase in the average balance of savings and certificates of deposit to $161.9 million for the year ended December 31, 2002 compared to $153.2 million for the year ended December 31, 2001 due to the acquisition of PFSB.

Net Interest Income. Net interest income of $6.9 million for the year ended December 31, 2002 reflects an increase of $656,000 as compared to $6.3 million for the year ended December 31, 2001. The increase in net interest income was primarily a result of the increase in the net interest spread to 2.36% for the year ended December 31, 2002 from 1.75% for the year ended December 31, 2001, as well as an increase in the net interest margin to 2.84% from 2.64% for the same period. The increase in the Company's net interest margin was primarily due to the decrease in the average cost of interest-bearing liabilities during the year, partially offset by the decrease in the ratio of interest-earning assets to interest-earning liabilities to 119.01% from 123.17%.

Provision for Loan Losses. The Company establishes an allowance for loan losses at a level that management believes is appropriate to absorb probable credit losses in the loan portfolio. The allowance for loan losses is increased by provisions for loan losses, which are charged to operations. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, an evaluation of losses inherent in the loan portfolio, problem loans, delinquency trends, and prevailing economic conditions. In evaluating the level of the allowance for loan losses, the Company evaluates larger commercial, commercial real estate, and construction loans individually for impairment based upon collateral values, adverse situations that may affect the borrowers ability to repay, and other factors. Smaller balance homogeneous mortgage and consumer loans are evaluated independently based upon loss factors derived from historical loss experience, peer group information, and similar factors adjusted for current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as circumstances change. Based on the Company's evaluation of these factors, the Company made provisions of $7,000 for the year ended December 31, 2002 and $103,000 for the year ended December 31, 2001. The decrease in the provision for loan losses for the year ended December 31, 2002 was largely due to decreases in net loans charged off from $141,000 for the year ended December 31, 2001, compared to net recoveries of $63,000 for the year ended December 31, 2002. The Company also acquired additional loan loss reserves of $372,000 with the acquisition of PFSB.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control. The allowance for loan losses as of December 31, 2002 is maintained at a level that represents management's best estimate of losses in the loan portfolio and such losses were both probable and reasonably estimatable.

Noninterest Income. Noninterest income was $573,000 for the year ended December 31, 2002 compared to $630,000 for the year ended December 31, 2001, a decrease of $57,000. During the year ended December 31, 2001, the Company realized gains on the sale of securities of $819,000, which was offset by an impairment loss of $596,000 related to certificates of deposits (CDs) purchased through a broker that has been charged by the SEC with securities fraud in relation to these certificates. During 2002 gains on the sales of securities totaled $68,000. In addition, the Company continued to originate loans through the Federal Home Loan Bank of Chicago Mortgage Partnership Finance program, resulting in loan origination and servicing fees of $164,000 during 2002 compared to $42,000 during 2001.

Noninterest Expense. Noninterest expense was $4.4 million for the year ended December 31, 2002 and $3.9 million for the year ended December 31, 2001, an increase of $547,000. The increase in noninterest expense primarily resulted from an increase in compensation and benefits expense and data processing expense, partially offset by a decrease in other noninterest expense. Compensation and benefits expense increased $514,000 to $2.7 million for the year ended December 31, 2002 due to increases in normal salary and retirement benefits, an increase of $61,000 for health insurance benefits, and expense of $271,000 related to restricted stock awards granted in October 2001. Data processing expense increased $56,000 due to the increases in average deposits from 2001 to 2002. Other noninterest expense decreased $63,000 compared to the prior year as a result of an increase in deferred loan origination costs associated with increased loan originations.

Income Taxes. The provision for income taxes increased $72,000 to $1.1 million for the year ended December 31, 2002. The increase was a direct result of an increase in pretax income. The effective tax rate was 36.7% for 2002 and 36.5% for 2001.

Comparison of Results of Operations for the Year Ended December 31, 2001, and the Ten Months Ended December 31, 2000 (Annualized)

The following table compares results of operations for the year ended December 31, 2001, to the annualized results of operations for the ten months ended December 31, 2000.

	Year ended December 31, 2001	Annualized ten months ended December 31, 2000
	(In thousands)	
SELECTED OPERATING DATA:		
Total interest income	$ 15,417	$ 15,478
Total interest expense	9,135	9,823
Net interest income	6,282	5,655
Provision for loan losses	103	85
Net interest income after provision for loan losses	6,179	5,570
Noninterest income	630	344
Noninterest expense:		
Compensation and benefits	2,199	1,732
Other noninterest expense	1,697	1,489
Total noninterest expense	3,896	3,221
Income before income taxes	2,913	2,693
Income tax provision	1,062	946
Net income	$ 1,851	$ 1,747

General. Net income increased $104,000 to $1.9 million for the year ended December 31, 2001 compared to $1.7 million (annualized) for the ten months ended December 31, 2000. The increase was primarily a result of a $627,000 increase in net interest income, combined with a $286,000 increase in noninterest income, partially offset by a $675,000 increase in noninterest expense primarily related to compensation and benefits.

Interest Income. Interest income for the year ended December 31, 2001 was $15.4 million compared to $15.5 million (annualized) for the ten months ended December 31, 2000, a decrease of $61,000. The decrease was primarily a result of a decrease in the average yield on interest-earning assets to 6.47% for the year ended December 31, 2001 from 7.00% for the ten months ended December 31, 2000, partially offset by an increase in the average balance of interest earning assets to $238.2 million for the year ended December 31, 2001 from $221.0 million for the ten months ended December 31, 2000. The average balance of securities increased $13.5 million as funds generated from the initial public offering in September of 2000 were reinvested in securities during the year ended December 31, 2001. The increase in the average balance of securities was partially offset by the decrease in the yield on securities to 5.61% for the year ended December 31, 2001 from 6.27% for the ten months ended December 31, 2000.

Interest Expense. Interest expense for the year ended December 31, 2001 was $9.1 million compared to $9.8 million (annualized) for the ten months ended December 31, 2000, a decrease of $688,000 or 7.0%. The decrease primarily represents a decrease in the average cost of funds from 5.05% for the ten months ended December 31, 2000 to 4.72% for the year ended December 31, 2001. This was partially offset by an increase in the average balance of savings and certificates of deposit to $153.2 million for the year ended December 31, 2001 compared to $150.8 million for the ten months ended December 31, 2000.

Net Interest Income. Net interest income of $6.3 million for the year ended December 31, 2001 reflects an increase of $627,000, or 11.1%, as compared to $5.7 million (annualized) for the ten months ended December 31, 2000. The increase in net interest income was primarily a result of an increase in the Company's interest-earning assets, which was offset by a decrease in the net interest spread to 1.75% for the year ended December 31, 2001 from 1.95% for the ten months ended December 31, 2000, as well as an increase in the net interest margin to 2.64% from 2.56% for the same period. The increase in the net interest margin was due primarily to the increase in the ratio of interest-earning assets to interest-earning liabilities to 123.17% from 113.58%.

Provision for Loan Losses. The Company made provisions of $103,000 for the year ended December 31, 2001 and $71,000 ($85,000 annualized) for the ten months ended December 31, 2000. The increase in the provision for loan losses for the year ended December 31, 2001 was a direct result of increased charge-offs of consumer loans, as management charged off all consumer loans greater than 120 days delinquent. Net charge-offs for the year ended December 31, 2001, totaled $141,000 compared to net recoveries of $18,000 for the ten months ended December 31, 2000.

Noninterest Income. Noninterest income was $630,000 for the year ended December 31, 2001 compared to $344,000 (annualized) for the ten months ended December 31, 2001, an increase of $286,000, or 83.1%. The increase primarily reflects a net gain on sales of securities of $819,000 during the year ended December 31, 2001 offset by an impairment loss of $596,000 related to certificates of deposits (CDs) purchased through a broker that has been charged by the SEC with securities fraud in relation to these certificates. In addition, service charges and fee income have increased due to the increase in average deposits.

Noninterest Expense. Noninterest expense was $3.9 million for the year ended December 31, 2001 and $3.2 million (annualized) for the ten months ended December 31, 2000, an increase of $675,000, or 21.0%. The increase in noninterest expense primarily resulted from an increase in compensation and benefits expense of $446,000, due to normal salary and retirement benefit increases, expense of $283,000 associated with the ESOP established as part of the stock conversion, and expense of $68,000 related to restricted stock awards granted in October 2001. Professional fees increased $128,000 as a result of filings associated with being a public company. Other expenses increased, including expenses associated with being a public company, such as Illinois franchise taxes, filing fees, and printing and supplies.

Income Taxes. The provision for income taxes increased $116,000 to $1.1 million for the year ended December 31, 2001 compared to $946,000 (annualized) for the ten-month period in 2000. The increase was a direct result of an increase in pretax income.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $635,000, $1.2 million, and $1.1 million for the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from maturation of securities and paydowns on mortgage-backed securities. Net cash from financing activities consisted primarily of the stock issuance proceeds, activity in deposit accounts and Federal Home Loan Bank advances. During 2002 and 2001, the Company used excess liquidity to repurchase 300,920 and 224,250 shares of its common stock for a total of $5.6 million and $3.6 million, respectively.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and short-term investments totaled $43.1 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds purchased, and Federal Home Loan Bank advances as sources of funds. At December 31, 2002, the Company had the ability to borrow a total of approximately $22.4 million from the Federal Home Loan Bank of Chicago. On that date, the Company had outstanding advances of $4.0 million.

At December 31, 2002, the Company had outstanding commitments to originate loans of $611,000, none of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through FHLB borrowings. Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2002, totaled $119.5 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company. Based on the foregoing, in addition to the Company's high level of core deposits and capital, the Company considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and investment securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations and mortgage-backed securities of short duration.

The following tables disclose contractual obligations and commercial commitments of the Company as of December 31, 2002 (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
FHLB advances	$ 4,000	$ 2,000	$ 2,000	$ -	$ -
Total contractual cash obligations	$ 4,000	$ 2,000	$ 2,000	$ -	$ -

	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Lines of credit	$ 4,195	$ 4,195	$ -	$ -	$ -
Other loan commitments	611	611	-	-	-
Total commercial commitments	$ 4,806	$ 4,806	$ -	$ -	$ -

The Bank is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2002, the Company was in compliance with all applicable capital requirements. See Note 13 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosure in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this Statement are effective for the December 31, 2003 financial statements. The interim reporting disclosure requirements will be effective for the Company's March 31, 2003 Form 10-Q. The Company is currently reviewing the transitional guidance of SFAS No. 148 to determine the effect on the financial statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented and annualizing the yields and costs for the ten month period. Nonaccruing loans have been included in the average loan amounts. Average balances were derived from average daily balances.

	Year ended December 31, 2002			Year ended December 31, 2001			Annualized Ten months ended December 31, 2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest(2)	Average Yield/ Cost(2)
Interest-earning assets:									
Loans receivable (1)	$ 113,246	$ 7,961	7.03%	$ 115,136	$ 8,941	7.77%	$ 116,094	$ 9,112	7.85%
Securities (2)	102,739	4,783	4.66	105,189	5,898	5.61	91,716	5,752	6.27
Other interest- earning assets	28,021	348	1.24	17,839	578	3.24	13,212	614	4.65
Total interest- earning assets	244,006	13,092	5.37	238,164	15,417	6.47	221,022	15,478	7.00
Non-interest- earning assets	7,428			6,144			4,096		
Total assets	$ 251,434			$ 244,308			$ 225,118		
Interest-bearing liabilities:									
Deposits:									
NOW and money market accounts	$ 39,222	$ 572	1.46	$ 37,842	$ 1,088	2.88%	$ 39,036	$ 1,682	4.31%
Savings and certificates	161,878	5,428	3.35	153,161	7,920	5.17	150,765	7,815	5.18
Total deposits	201,100	6,000	2.98	191,003	9,008	4.72	189,801	9,497	5.00
FHLB advances	3,934	154	3.91	2,362	127	5.38	4,789	326	6.80
Total interest-bearing liabilities	205,034	6,154	3.00	193,365	9,135	4.72	194,590	9,823	5.05
Noninterest-bearing liabilities	3,281			4,732			1,431		
Total liabilities	208,315			198,097			196,021		
Equity	43,119			46,211			29,097		
Total liabilities and equity	$ 251,434			$ 244,308			$ 225,118		
Net interest income/ interest rate spread		$ 6,938	2.36%		$ 6,282	1.75%		$ 5,655	1.95%
Net interest margin/ interest earning assets			2.84%			2.64%			2.56%
Ratio of interest- earning assets to interest-bearing liabilities			119.01%			123.17%			113.58%

(1) Includes nonaccrual loans at a 0% yield. Net of deferred fees and allowance for loan losses.
(2) Includes Federal Home Loan Bank stock and FHLMC stock.
(3) Interest and average yield/cost have been annualized.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Company. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	2002 - 2001 Increase (Decrease) Due to		
	Rate	Volume	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$ (835)	$ (155)	$ (980)
Securities	(980)	(135)	(1,115)
Other interest-earning assets	(462)	232	(230)
Total interest-earning assets	(2,277)	(58)	(2,325)
Interest-bearing liabilities:			
Deposits:			
Savings accounts and certificates	(554)	38	(516)
NOW and money market accounts	(2,921)	429	(2,492)
FHLB advances	(41)	68	27
Total interest-bearing liabilities	(3,516)	535	(2,981)
Increase (decrease) in net interest income	$ 1,239	$ (593)	$ 656

	Year ended December 31, 2001 compared to ten months ended December 31, 2000 (annualized) Increase (Decrease) Due to		
	Rate	Volume	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$ (96)	$ (75)	$ (171)
Securities	(647)	793	146
Other interest-earning assets	(36)	-	(36)
Total interest-earning assets	(779)	718	(61)
Interest-bearing liabilities:			
Deposits:			
Savings accounts and certificates	106	-	106
NOW and money market accounts	(544)	(50)	(594)
FHLB advances	(199)	-	(199)
Total interest-bearing liabilities	(637)	(50)	(687)
Increase (decrease) in net interest income	$ (142)	$ 768	$ 626

Market Risk Analysis

Qualitative Aspects of Market Risk. The Company's most significant form of market risk is interest rate risk. The principal objectives of the Company's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Director's approved guidelines. The Company has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends and interest rate risk position to the Board of Directors quarterly. The extent of the movement of interest rates is uncertainty that could have a negative impact on the earnings of the Company.

The Company has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate and balloon loans and not originating long-term, fixed-rate loans for retention in its portfolio; (2) using the Federal Home Loan Bank Mortgage Partnership Finance Program to continue to offer a fixed rate loans with no interest rate risk to the Company; (3) introducing floating-rate commercial business loans tied to the prime rate; 4) maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity of which is monitored in relation to the repricing of its loan portfolio; and (5) using Federal Home Loan Bank advances to better structure maturities of its interest rate sensitive liabilities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Quantitative Aspects of Market Risk. The Company primarily utilizes an interest sensitivity analysis prepared by the Office of Thrift Supervision (OTS) to review the level of interest rate risk. This analysis measures interest rate risk by computing changes in the net portfolio value of the Company's cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. The following tables, which are based on information provided to the Company by the Office of Thrift Supervision, presents the change in the Company's net portfolio value at December 31, 2002 and 2001, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change. Due to the abnormally low prevailing interest rate environment, the OTS report did not provide NPV estimated for the -200 and -300 basis points.

Change in Interest Rates in Basis Points (Rate Shock)	2002 Net Portfolio Value Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets NPV Ratio	Basis Point Change
	(Dollars in thousands)				
300	$ 37,370	(7,832)	(17)%	12.16%	(195) bp
200	40,352	(4,850)	(11)	12.94	(117) bp
100	43,095	(2,107)	(5)	13.62	(49) bp
Static	45,202	-	-	14.11	-
(100)	46,334	1,132	3	14.34	23 bp

Change in Interest Rates in Basis Points (Rate Shock)	2001 Net Portfolio Value Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets NPV Ratio	Basis Point Change
	(Dollars in thousands)				
300	$ 30,741	(9,587)	(24)%	13.42%	(324) bp
200	33,818	(6,510)	(16)	14.50	(216) bp
100	36,975	(3,353)	(8)	15.57	(109) bp
Static	40,328	-	-	16.66	-
(100)	43,151	2,823	7	17.54	88 bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.



Crowe Chizek and Company LLC
Member Horwath International

One Mid America Plaza, Suite 700
Post Office Box 3697
Oak Brook, Illinois 60522-3697
Tel 630.574.7878
Fax 630.574.1608
www.crowechizek.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First Federal Bancshares, Inc.
Colchester, Illinois

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares, Inc. (the Corporation) as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of First Federal Bancshares, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



Crowe Chizek and Company LLC

Oak Brook, Illinois
March 11, 2003

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
ASSETS		
Cash and cash equivalents (interest-bearing: 2002 - $40,992; 2001 - $16,786)	$ 42,827	$ 18,249
Time deposits in other financial institutions	295	588
Securities available-for-sale	91,562	97,106
Securities held-to-maturity (fair value: 2002 - $24,764; 2001 - $10,033)	24,471	10,036
Loans receivable, net	150,269	112,911
Real estate owned, net	277	195
Premises and equipment	3,294	1,522
Accrued interest receivable	1,473	1,445
Goodwill	1,515	-
Core deposits and other intangibles	327	-
Other assets	90	118
Total assets	$ 316,400	$ 242,170
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest-bearing	$ 3,722	$ 3,156
Interest-bearing	260,112	189,628
	263,834	192,784
Advances from borrowers for taxes and insurance	167	157
Federal Home Loan Bank advances	4,000	4,000
Accrued interest payable	606	536
Other liabilities	762	992
Total liabilities	269,369	198,469
Shareholders' equity		
Preferred stock, $.01 par value per share, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value per share, 4,000,000 shares authorized, 2,242,500 shares issued	22	22
Additional paid-in capital	22,629	21,418
Unearned ESOP shares	(1,390)	(1,570)
Unearned stock awards	(1,016)	(1,287)
Treasury stock, 180,557 shares in 2002 and 134,550 shares in 2001	(3,272)	(2,322)
Retained earnings	28,090	26,745
Accumulated other comprehensive income	1,968	695
Total equity	47,031	43,701
Total liabilities and shareholders' equity	$ 316,400	$ 242,170

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2002 and 2001
and the ten months ended December 31, 2000
(Dollars in thousands, except per share data)

	2002	2001	2000
Interest income			
Loans	$ 7,961	$ 8,941	$ 7,593
Securities	4,783	5,898	4,793
Deposits in other financial institutions	348	578	512
Total interest income	13,092	15,417	12,898
Interest expense			
Savings and certificates	5,428	7,920	6,512
NOW and money market accounts	572	1,088	1,402
Federal Home Loan Bank advances	154	127	272
Total interest expense	6,154	9,135	8,186
Net interest income	6,938	6,282	4,712
Provision for loan losses	7	103	71
Net interest income after provision for loan losses	6,931	6,179	4,641
Noninterest income			
Service charges on NOW accounts	142	138	119
Loan origination and servicing fees	164	42	-
Other fee income	149	135	100
Net gain on sale of securities	68	819	-
Impairment loss	-	(596)	-
Other income	50	92	68
Total noninterest income	573	630	287
Noninterest expense			
Compensation and benefits	2,713	2,199	1,443
Occupancy and equipment	383	353	310
Data processing	484	428	412
Federal insurance premiums	100	96	65
Advertising	109	98	69
Professional fees	172	177	41
Other noninterest expense	482	545	344
Total noninterest expense	4,443	3,896	2,684
Income before income taxes	3,061	2,913	2,244
Provision for income taxes	1,124	1,062	788
Net income	$ 1,937	$ 1,851	$ 1,456
Earnings per share			
Basic	$ 1.09	$ .91	$ .22
Diluted	$ 1.07	$ .91	$ .22

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at February 29, 2000	$ -	$ -	$ -	$ -	$ -	$ 24,130	$ (105)	$ 24,025
Issuance of common stock, net of expenses	22	21,302	(1,794)	-	-	-	-	19,530
ESOP shares earned	-	13	45	-	-	-	-	58
Dividends declared ($.05 per share)	-	-	-	-	-	(103)	-	(103)
Comprehensive income								
Net income	-	-	-	-	-	1,456	-	1,456
Unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	901	901
Total comprehensive income								2,357
Balance at December 31, 2000	22	21,315	(1,749)	-	-	25,483	796	45,867
Purchase of 224,250 shares of treasury stock	-	-	-	-	(3,677)	-	-	(3,677)
Allocation of stock awards	-	-	-	(1,355)	1,355	-	-	0
ESOP shares earned	-	103	179	-	-	-	-	282
Stock awards earned	-	-	-	68	-	-	-	68
Dividends declared ($.29 per share)	-	-	-	-	-	(589)	-	(589)
Comprehensive income								
Net income	-	-	-	-	-	1,851	-	1,851
Unrealized loss on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	(101)	(101)
Total comprehensive income								1,750

(Continued)

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2001	$ 22	$ 21,418	$ (1,570)	$ (1,287)	$ (2,322)	$ 26,745	$ 695	$ 43,701
Purchase of 300,920 shares of treasury stock	-	-	-	-	(5,572)	-	-	(5,572)
Acquisition of PFSB Bancorp, Inc. (252,310 shares)	-	1,072	-	-	4,575	-	-	5,647
ESOP shares earned	-	143	180	-	-	-	-	323
Options exercised (2,603 shares)	-	(4)	-	-	47	-	-	43
Stock awards earned	-	-	-	271	-	-	-	271
Dividends declared ($.32 per share)	-	-	-	-	-	(592)	-	(592)
Comprehensive income								
Net income	-	-	-	-	-	1,937	-	1,937
Unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	1,273	1,273
Total comprehensive income								3,210
Balance at December 31, 2002	$ 22	$ 22,629	$ (1,390)	$ (1,016)	$ (3,272)	$ 28,090	$ 1,968	$ 47,031

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001
and the ten months ended December 31, 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,937	$ 1,851	$ 1,456
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	126	116	150
Loss (gain) on sale of real estate owned	17	(25)	(27)
Net amortization of premiums and discounts	149	(286)	(70)
ESOP compensation expense	323	282	58
Stock award compensation expense	271	68	-
Amortization of intangible assets	(32)	12	35
Provision for loan losses	7	103	71
Deferred income taxes	87	(70)	(32)
Dividend reinvestments	(1,102)	(1,323)	(1,044)
Federal Home Loan Bank stock dividends	(55)	(67)	-
Gain on sale of securities	(68)	(819)	-
Impairment loss	-	596	-
Net changes in			
Accrued interest receivable and other assets	607	844	(256)
Deferred loan (fees) costs	(52)	(10)	13
Accrued interest payable and other liabilities	(1,580)	(23)	731
Net cash from operating activities	635	1,249	1,085
Cash flows from investing activities			
Cash acquired from PFSB Bancorp, Inc. net of cash paid (Note 2)	18,108	-	-
Net change in time deposits in other financial institutions	293	1,378	(990)
Purchase of securities available-for-sale	(25,464)	(84,595)	(12,738)
Purchase of securities held-to-maturity	(23,422)	(8,192)	(2,952)
Principal paydowns on mortgage-backed securities available-for-sale	10,659	6,821	2,135
Principal paydowns on mortgage-backed securities held-to-maturity	396	850	299
Redemption of Federal Home Loan Bank stock	509	-	-
Purchase of Federal Home Loan Bank stock	(54)	-	-
Proceeds from maturities of securities available-for-sale	1,000	5,917	-
Proceeds from maturities of securities held-to-maturity	10,025	58,843	-
Proceeds from sale of securities available-for-sale	22,973	19,757	-
Capital expenditures on real estate owned	(1)	-	-
Net (increase) decrease in loans receivable	9,196	2,331	(2,133)
Proceeds from sale of real estate owned	417	114	107
Purchase of property and equipment	(739)	(91)	(60)
Net cash from investing activities	23,896	3,133	(16,332)

(Continued)

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001
and the ten months ended December 31, 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from financing activities			
Net increase in deposits	$ 6,278	$ 7,906	$ 2,306
Net change in advances from borrowers for taxes and insurance	(55)	(32)	(107)
Federal Home Loan Bank advances	-	4,000	-
Repayment of Federal Home Loan Bank advances	-	(5,000)	(1,000)
Purchase of treasury stock	(5,572)	(3,677)	-
Dividends paid	(647)	(574)	-
Net proceeds from stock issuance	-	-	19,530
Exercise of stock options	43	-	-
Net cash from financing activities	47	2,623	20,729
Net change in cash and cash equivalents	24,578	7,005	5,482
Cash and cash equivalents			
Beginning of period	18,249	11,244	5,762
End of period	$ 42,827	$ 18,249	$ 11,244
Supplemental disclosures of cash flow information			
Cash paid during the period for			
Interest	$ 6,084	$ 9,268	$ 7,637
Taxes, net of refunds	1,384	1,058	652
Transfer of loans to real estate owned	346	284	32

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of First Federal Bancshares, Inc. (the Corporation) and its wholly owned subsidiary, First Federal Bank (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The only business of the Corporation is the ownership of the Bank. The Bank provides a full range of banking and related financial services to individual and corporate business customers located primarily in west central Illinois and northeast Missouri. The Bank's primary deposit products are demand deposits and time and savings accounts. Its primary lending products are commercial and residential real estate loans to customers who are predominantly small and middle market businesses and individuals. The accounting and reporting policies of the Corporation are based upon accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Significant accounting policies followed by the Corporation are presented below.

Use of Estimates: In preparing consolidated financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, income, and expenses, as well as affecting the disclosures provided. Actual results could differ from the current estimates. The collectibility of loans, fair values of financial instruments, impairment of goodwill, and status of contingencies are particularly subject to change.

Securities: Securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Corporation may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included in other comprehensive income. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 10 years.

Income Taxes: The provision for income taxes is based on an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: The amount reported as earnings per common share for the year ended December 31, 2000 reflects the earnings since September 27, 2000 available to common shareholders divided by the weighted average number of common shares outstanding since that date. Diluted earnings per share is computed using the weighted number of shares determined for the basic computation plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of tax, which are also recognized as separate components of equity.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of the shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt.

Shares are considered outstanding in the earnings per share calculations as they are committed to be released, unallocated shares are not considered outstanding.

Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and daily federal funds sold. The Bank reports net cash flows for customer loan transactions, deposit transactions, and time deposits in other financial institutions.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and customer relationship assets arising from bank acquisitions. These intangibles are initially measured at fair value and then are amortized on an accelerated method over their useful lives, estimated to be 10 years.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Off-Balance-Sheet Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock Options: The Corporation applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company did not issue stock options prior to 2001.

	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income as reported	$ 1,937	$ 1,851
Pro forma net income	1,849	1,814
Earnings per share as reported		
Basic	1.09	.91
Diluted	1.04	.91
Pro forma earnings per share		
Basic	1.07	.91
Diluted	1.02	.89

The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

(Tables in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Date of grant	October 10, 2001
Options granted	208,549
Estimated fair value of stock options granted	$ 3.50
Assumptions used:	
Risk-free interest rate	3.88%
Expected option life	5 years
Expected stock price volatility	20.10%
Expected dividend yield	1.93%

Pursuant to its 2001 stock-based incentive plan, the Corporation awarded 89,700 shares of restricted stock during 2001. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of shareholders' equity. Compensation expense for restricted stock awards totaled $270,894 and $68,000 for the years ended December 31, 2002 and 2001.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003, they will not have a material impact on the Corporation's financial condition or results of operations.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material, and operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 2 - ACQUISITION OF PFSB BANCORP, INC.

On November 22, 2002, the Corporation acquired 100 percent of the outstanding common shares of PFSB Bancorp, Inc. (PFSB). As a result of the acquisition, the Corporation expects to be better positioned to compete in the financial services industry in Illinois and Missouri through expanded operations and market coverage.

The aggregate purchase price was $10.6 million, including $4.4 million of cash, the exchange of 252,310 shares of the Corporation's common stock valued at $5.6 million, and transaction costs totaling $550,000. The value of the 252,310 common shares issued was determined based on the average closing price of the Corporation's common stock over a ten-day trading period shortly before the closing of the merger.

The following table presents the allocation of the acquisition cost for PFSB to assets acquired and liabilities assumed, based on their fair values:

Cash and cash equivalents	$ 23,067
Securities	2,359
Loans, net of allowance for loan losses	46,852
Premises and equipment	1,159
Other assets	776
Goodwill	1,515
Intangible assets	331
Total assets acquired	76,059
Deposits	(64,796)
Other liabilities	(657)
Total liabilities acquired	(65,453)
Net assets acquired	$ 10,606

Intangible assets consist primarily of a core deposit intangible, which is being amortized over 10 years on an accelerated basis. Intangible assets are reported net of accumulated amortization of $4,000 at December 31, 2002. Estimated amortization for intangibles for each of the next five years is approximately $40,000.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 2 - ACQUISITION OF PFSB BANCORP, INC. (Continued)

PFSB Bancorp, Inc.'s results of operations have been reflected in the Corporation's consolidated statements of income beginning as of the acquisition date. The pro forma total net interest income, total income, net income, and basic and diluted earnings per share for the years ended December 31, 2002 and 2001 after giving effect to the PFSB Bancorp, Inc. acquisition as if it occurred on January 1, 2001 are as follows:

	2002	2001
Net interest income	$ 8,799	$ 7,877
Total income	9,238	8,547
Net income	1,928	1,950
Basic earnings per share	.98	.86
Diluted earnings per share	.96	.86

NOTE 3 - SECURITIES

The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002			
U.S. government agency	$ 21,519	$ 529	$ -
SLMA bonds	9,480	45	(13)
Corporate bonds	3,000	-	-
State and municipal obligations	4,952	207	(5)
	38,951	781	(18)
U.S. government agency mortgage-backed securities and collateralized mortgage obligations			
FHLMC	13,238	538	-
FNMA	10,368	774	-
GNMA	653	33	-
	24,259	1,345	-
Marketable equity securities			
Mortgage securities fund	17,236	49	-
Federal Home Loan Bank stock	1,119	-	-
Federal Home Loan Mortgage Corporation stock	1,051	1,012	(2)
Adjustable rate mortgage securities fund	8,946	46	-
	28,352	1,107	(2)
Total	$ 91,562	$ 3,233	$ (20)

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2001			
U.S. government agency	$ 9,068	$ 39	$ (85)
SLMA bonds	20,741	25	(19)
State and municipal obligations	2,665	6	(49)
	32,474	70	(153)
U.S. government agency mortgage-backed securities and collateralized mortgage obligations			
FHLMC	16,756	49	(162)
FNMA	19,440	40	(198)
GNMA	939	31	-
	37,135	120	(360)
Marketable equity securities			
Mortgage securities fund	16,090	-	(278)
Federal Home Loan Bank stock	1,010	-	-
Federal Home Loan Mortgage Corporation stock	1,730	1,699	-
Adjustable rate mortgage securities fund	8,667	37	-
	27,497	1,736	(278)
Total	$ 97,106	$ 1,926	$ (791)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
U.S. government agency	$ 9,690	$ 82	$ -	$ 9,772
Corporate bonds	13,369	166	-	13,535
State and municipal obligations	1,199	30	-	1,229
	24,258	278	-	24,536
U.S. government agency mortgage-backed securities				
FHLMC	141	13	-	154
FNMA	68	2	-	70
GNMA	4	-	-	4
	213	15	-	228
Total	$ 24,471	$ 293	$ -	$ 24,764

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
Corporate bonds	$ 8,102	$ 26	$ (83)	$ 8,045
State and municipal obligations	1,329	28	-	1,357
	9,431	54	(83)	9,402
U.S. government agency mortgage-backed securities				
FHLMC	388	23	-	411
FNMA	209	3	-	212
GNMA	8	-	-	8
	605	26	-	631
Total	$ 10,036	$ 80	$ (83)	$ 10,033

Securities with a carrying amount of $9,147,145 and $5,026,256 at December 31, 2002 and 2001 were pledged to secure public deposits and for other purposes as required by law.

Proceeds from the sale of securities available-for-sale were $22,973,000 and $19,757,000 at December 31, 2002 and 2001. Gross gains of $68,000 and $819,000 were realized on those sales. There were no security sales for the ten months ended December 31, 2000.

During the year ended December 31, 2001, the Corporation incurred an impairment loss of $596,000 related to certificates of deposit purchased through a broker that has been charged by the SEC with securities fraud in relation to these certificates of deposit. Recently, correspondence has been received by the Corporation indicating that a portion of the losses incurred in prior years may be partially recovered. However, the amount of recovery, if any, is not determinable at this time.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2002 were as follows:

	Available-for-Sale Fair Value	Held-to-Maturity Carrying Amount	Held-to-Maturity Fair Value
Due in one year or less	$ 25	$ 10,640	$ 10,771
Due after one year through five years	15,020	13,568	13,713
Due after five years through ten years	22,374	50	52
Due after ten years	1,532	-	-
Subtotal	38,951	24,258	24,536
Mortgage-backed securities	24,259	213	228
Marketable equity securities	28,352	-	-
Total	$ 91,562	$ 24,471	$ 24,764

NOTE 4 - LOANS RECEIVABLE

Loans receivable consist of the following:

	2002	2001
First mortgage loans		
One-to-four-family	$ 108,816	$ 75,904
Multi-family and commercial	24,281	19,973
Construction	1,221	439
Total first mortgage loans	134,318	96,316
Commercial loans	6,136	5,684
Consumer loans		
Automobile	4,342	5,055
Home improvement	1,823	2,270
Share loans	1,279	931
Other	3,400	3,068
Total consumer loans	10,844	11,324
Total loans	151,298	113,324
Less		
Unearned discounts	(241)	(15)
Deferred loans costs, net	188	136
Allowance for loan losses	(976)	(534)
Loans receivable, net	$ 150,269	$ 112,911

(Continued)

(Tables in thousands, except share and per share data)

NOTE 4 - LOANS RECEIVABLE (Continued)

The Bank makes commercial and residential real estate loans, commercial business loans, and consumer loans to customers located primarily in the west central Illinois and northeast Missouri areas. Generally, the loans are backed by collateral and are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000:

	2002	2001	2000
Balance at beginning of period	$ 534	$ 572	$ 483
Provision charged to income	7	103	71
Charge-offs	(25)	(178)	-
Recoveries	88	37	18
Acquired allowance for loan losses	372	-	-
Balance at end of year	$ 976	$ 534	$ 572

There were no impaired loans as of December 31, 2002. Impaired loans on which accrual of interest had been discontinued totaled $34,120 as of December 31, 2001. Differences in interest income recorded on the cash basis on nonaccrual loans for the years ended December 31, 2002 and 2001 and for the ten months ended December 31, 2000 and the amounts that would have been recorded if interest on such nonaccrual loans had been accrued were not material to the consolidated financial statements.

Loans outstanding to directors, executive officers, and their associates totaled $398,801 and $134,093 at December 31, 2002 and 2001.

(Tables in thousands, except share and per share data)

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans are summarized below:

	2002	2001
FHLMC	$ 2	$ 56
City of Quincy, Illinois	367	600
Federal Home Loan Bank	16,303	5,016
Total	$ 16,672	$ 5,672

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2002	2001
Land, buildings, and improvements	$ 3,620	$ 2,368
Furniture, fixtures, and equipment	1,797	1,091
	5,417	3,459
Less accumulated depreciation	2,694	1,937
	2,723	1,522
Construction in progress	571	-
Total	$ 3,294	$ 1,522

In 2002, the Bank began constructing an addition to the Quincy branch, located at 101 North 36th Street. Total estimated costs to complete the addition to the branch are $229,000 at December 31, 2002.

NOTE 7 - DEPOSITS

Certificate of deposit accounts with balances of $100,000 or more totaled approximately $25,088,000 and $19,885,000 at December 31, 2002 and 2001. Deposits greater than $100,000 are not federally insured.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 7 - DEPOSITS (Continued)

Scheduled maturities of certificates of deposit at December 31, 2002 were as follows:

2003	$ 119,766
2004	30,371
2005	17,115
2006	10,965
2007	3,912
Total	$ 182,129

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of:

Maturity Date	Rate	Rate Adjustment	2002	2001
November 24, 2003	3.31%	Fixed	$ 2,000,000	$ 2,000,000
January 31, 2005	4.40%	Fixed	2,000,000	2,000,000
			$ 4,000,000	$ 4,000,000

The Bank maintains a collateral pledge agreement covering secured advances whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90 days delinquent, aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago.

NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes is as follows:

	2002	2001	2000
Current	$ 1,037	$ 1,132	$ 820
Deferred	87	(70)	(32)
	$ 1,124	$ 1,062	$ 788

(Continued)

(Tables in thousands, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets		
Deferred loan fees	$ 74	$ 50
Bad debts	354	102
Purchase accounting adjustments	115	-
Stock awards	80	35
Other	17	23
Total deferred tax assets	640	210
Deferred tax liabilities		
Unrealized gains on securities available-for-sale	(1,245)	(440)
Depreciation	(166)	(65)
Federal Home Loan Bank stock dividends	(112)	(45)
Other	(87)	(42)
Total deferred tax liabilities	(1,610)	(592)
Net deferred tax liability	$ (970)	$ (382)

As a result of the acquisition of PFSB Bancorp, Inc., deferred tax assets increased approximately $304,000.

A reconciliation of the federal statutory tax rate of 34% for the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000 to the effective tax rate on income before income taxes is as follows:

	2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax expense at statutory rate	$ 1,041	34.0%	$ 990	34.0%	$ 762	34.0%
Tax-exempt interest income	(67)	(2.2)	(43)	(1.5)	(22)	(1.0)
State income taxes, net of federal	82	2.7	101	3.5	25	1.2
ESOP expense	50	1.6	-	-	-	-
Other	18	0.6	14	.5	23	.9
Tax expense at effective rate	$ 1,124	36.7%	$ 1,062	36.5%	$ 788	35.1%

(Continued)

(Tables in thousands, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

Retained earnings at December 31, 2002 include allocations for federal income tax purposes representing tax bad debt deductions of approximately $2,300,000 through December 31, 2002, on which no tax has been paid and no deferred federal income taxes have been provided. Reductions of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items. The contract amount of these financial instruments is summarized as follows:

	2002	2001
Commitments to extend credit	$ 611	$ 682
Unused lines of credit	3,520	2,087
Construction loans in process	675	70

At December 31, 2002, the Bank did not have any fixed rate commitments to extend credit. Since many commitments expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

NOTE 11 - PENSION PLAN

The Corporation participates in a multi-employer defined benefit pension plan. The plan provides benefits to substantially all of the Corporation's employees. The plan is funded through contributions to a nationwide plan for savings and loan associations. Pension expense was $142,500, $120,000, and $24,000 during the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 12 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Corporation established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,794,000 from the Corporation and used those funds to acquire 179,400 shares of the Corporation's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Corporation. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on the ESOP's assets. Principal payments are scheduled to occur over a ten-year period. However, in the event the Corporation's contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 2002, 2001, and 2000, 17,940 shares, 17,940 shares, and 4,485 shares of stock with an average fair value of $18.03, $15.73, and $12.89 per share were committed to be released, resulting in ESOP compensation expense of $323,485, $282,959, and $57,834. During 2002, 71 shares were released from the plan for terminated employees. Shares held by the ESOP at December 31 are as follows:

	2002	2001
Allocated shares	40,294	22,425
Unallocated shares	139,035	156,975
Total ESOP shares	179,329	179,400
Fair value of unallocated shares	$ 2,822	$ 2,582

The Corporation adopted a stock-based incentive plan during 2001 under the terms of which 224,250 shares of the Corporation's common stock were reserved for issuance. The options become exercisable in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

As part of the acquisition of PFSB, the Corporation assumed the outstanding stock options of PFSB and converted them into options to purchase the Corporation's common stock. The options were converted at the same exchange ratio that was utilized for the acquisition of the outstanding common stock of PFSB as of the acquisition date. All converted options are fully vested and exercisable as of the conversion date.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Corporation's stock option plan and changes during 2002, including the conversion of all shares of PFSB into shares of the Corporation's common stock effective November 22, 2002, is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	208,549	$ 15.10	-	$ -
Granted	-	-	208,549	15.10
Exercised	2,603	18.35	-	-
Options converted*	47,815	8.52	-	-
Outstanding at end of year	253,761	$ 13.86	208,549	$ 15.10
Options exercisable at year-end	86,922		-	
Weighted average fair value of options granted during year	-		$ 3.50	
Average remaining option term	8.8 years		10 years	

*Represents conversion of all outstanding PFSB options that were converted into options to purchase options of the Corporation on November 22, 2002.

At December 31, 2002, 205,946 shares had an exercise price of $15.10 with an average remaining life of 9 years and 47,815 shares had an exercise price of $8.52 with an average remaining life of 8 years.

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Tables in thousands, except share and per share data)

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Bank's actual and required capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total capital (to risk-weighted assets)	$ 38,225	25.92%	$ 11,796	8.0%	$ 14,745	10.0%
Tier I capital (to risk-weighted assets)	36,757	24.93	5,898	4.0	8,847	6.0
Tier I (core) capital (to adjusted total assets)	36,757	11.97	12,278	4.0	15,348	5.0
As of December 31, 2001						
Total capital (to risk-weighted assets)	$ 34,071	31.40%	$ 8,687	8.0%	$ 10,858	10.0%
Tier I capital (to risk-weighted assets)	32,888	30.30	4,343	4.0	6,515	6.0
Tier I (core) capital (to adjusted total assets)	32,888	14.10	9,309	4.0	11,636	5.0

On December 8, 1999, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company. On September 27, 2000, the Corporation sold 2,242,500 shares of common stock at $10 per share and received proceeds of $19,530,000 net of conversion expenses of $550,000 and ESOP shares. Approximately 50% of the net proceeds were used by the Corporation to acquire all of the capital stock of the Bank.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

NOTE 14 - EARNINGS PER COMMON SHARE

The following is a reconciliation of the numerator and denominator of the earnings per common share computation for the years ended December 31, 2002 and 2001 and the three-month period ended December 31, 2000. The 2000 reconciliation represents earnings since September 27, 2000, the date of conversion.

	2002	2001	2000
Earnings per common share			
Net income	$ 1,937	$ 1,851	$ 1,456
Less net income of the Bank prior to conversion	-	-	998
Net income attributable to common shareholders	$ 1,937	$ 1,851	$ 458
Total weighted average common shares outstanding	1,776,719	2,031,347	2,065,343
Basic earnings per share	$ 1.09	$ .91	$ .22
Diluted			
Net income attributable to common shareholders	$ 1,937	$ 1,851	$ 458
Weighted average common shares outstanding for basic earnings per common share	1,776,719	2,031,347	2,065,343
Add: dilutive effects of assumed exercises of stock options and stock awards	38,821	2,350	-
Average shares and dilutive potential common shares	1,815,540	2,033,697	2,065,343
Diluted earnings per common share	$ 1.07	$ .91	$ .22

(Continued)

(Tables in thousands, except share and per share data)

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Approximate Carrying Amount	Estimated Fair Value	Approximate Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 42,827	$ 42,827	$ 18,249	$ 18,249
Time deposits in other financial institutions	295	295	588	588
Securities available-for-sale	91,562	91,562	97,106	97,106
Securities held-to-maturity	24,471	24,764	10,036	10,033
Loans receivable, net	150,269	151,451	112,911	113,011
Accrued interest receivable	1,473	1,473	1,445	1,445
Financial liabilities				
Deposits	$ 263,834	$ 266,281	$ 192,784	$ 194,024
Advance payments by borrowers for taxes and insurance	167	167	157	157
Federal Home Loan Bank advances	4,000	4,095	4,000	3,989
Accrued interest payable	606	606	536	536

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	--December 31-- 2002	2001	Ten Months Ended December 31, 2000
Unrealized holdings gains on securities available-for-sale	$ 2,146	$ 655	$ 1,474
Reclassification adjustments for gains recognized in income	(68)	(819)	-
Net unrealized gains (losses)	2,078	(164)	1,474
Tax effect	(805)	63	(573)
Other comprehensive income (loss)	$ 1,273	$ (101)	$ 901

NOTE 17 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 2,815	$ 1,017
Securities available-for-sale	2,307	7,594
ESOP loan	1,524	1,652
Investment in bank subsidiary	40,528	33,565
Accrued interest receivable and other assets	8	48
	$ 47,182	$ 43,876
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 151	$ 175
Shareholders' equity	47,031	43,701
	$ 47,182	$ 43,876

(Continued)

(Tables in thousands, except share and per share data)

NOTE 17 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF INCOME
For the years ended December 31, 2002 and 2001
and the three months ended December 31, 2000

	2002	2001	2000
Income			
Securities	$ 178	$ 402	$ 105
ESOP loan	153	164	44
Deposits in other financial institutions	62	48	15
Dividend income from bank subsidiary	7,000	3,500	-
Gain on sale of securities	8	59	-
Other operating income	-	8	-
Total income	7,401	4,181	164
Other expenses			
Other operating expenses	186	224	34
Income before income taxes and equity in undistributed earnings of bank subsidiary	7,215	3,957	130
Income taxes	82	151	50
Income before equity in undistributed earnings of bank subsidiary	7,133	3,806	80
Equity in undistributed (over distributed) earnings of bank subsidiary	(5,196)	(1,955)	378
Net income	$ 1,937	$ 1,851	$ 458

(Continued)

(Tables in thousands, except share and per share data)

NOTE 17 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2002 and 2001
and the three months ended December 31, 2000

	2002	2001	2000
Operating activities			
Net income	$ 1,937	$ 1,851	$ 458
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in (undistributed) earnings of bank subsidiary	5,196	1,955	(378)
Net accretion	(3)	(30)	(38)
Dividend reinvestments	(34)	(60)	(9)
Gain on sale of securities	(8)	(59)	-
Change in other assets and liabilities	401	(37)	33
Net cash provided by operating activities	7,489	3,620	66
Investing activities			
Purchase of bank subsidiary stock	-	-	(10,662)
Purchase of securities available-for-sale	-	(6,778)	(4,932)
Purchase of securities held-to-maturity	-	-	(2,952)
Paydowns on mortgage-backed securities	581	422	8
Proceeds from sales of securities available-for-sale	3,785	3,864	-
Maturities of securities available-for-sale	1,000	-	-
Maturities of securities held-to-maturity	-	3,000	-
Capital contribution to subsidiary	(5,009)	(51)	(9)
Net cash provided by (used in) investing activities	357	457	(18,547)
Financing activities			
Net proceeds from sale of common stock	-	-	19,530
Payment received on loan to ESOP	128	116	26
Purchase of treasury stock	(5,572)	(3,677)	-
Exercise of options	43	-	-
Dividends paid	(647)	(574)	-
Net cash provided by (used in) financing activities	(6,048)	(4,135)	19,556
Net change in cash and cash equivalents	1,798	(58)	1,075
Cash and cash equivalents at beginning of period	1,017	1,075	-
Cash and cash equivalents at end of period	$ 2,815	$ 1,017	$ 1,075

(Tables in thousands, except share and per share data)

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
2002				
First quarter	$ 3,276	$ 1,739	$ 517	$ 0.28
Second quarter	3,240	1,751	485	0.26
Third quarter	3,183	1,704	497	0.30
Fourth quarter	3,393	1,744	438	0.25
2001				
First quarter	$ 4,112	$ 1,727	$ 553	$ 0.27
Second quarter	4,022	1,666	564	0.27
Third quarter	3,883	1,572	467	0.23
Fourth quarter	3,400	1,317	267	0.14

DIRECTORS AND OFFICERS

Directors of First Federal Bancshares, Inc. and First Federal Bank

Gerald L. Prunty
Chairman of the Board, First Federal Bank
Retired President, First Federal Bank

Franklin M. Hartzell
Chairman of the Board, First Federal Bancshares, Inc.
Partner in law firm Hartzell, Glidden, Tucker & Hartzell;

Murrel Hollis
Ex-partner and retired president of Martin-Hollis Funeral Home

Dr. Stephan L. Roth
Retired family physician

James J. Stebor
President and Chief Executive Officer

Richard D. Stephens
Retired attorney serving as Counsel to the law firm of Flack, McRaven & Stephens

B. Bradford Billings
President and Chief Executive Officer of Blessing Corporate Services, Inc.

Eldon R. Mette
Retired President and Chief Executive Officer, PFSB Bancorp, Inc. and Palmyra Savings

Director Emeritus of First Federal Bancshares, Inc. and First Federal Bank

Eldon M. Snowden
Retired general manager and chief operating officer of McDonough Telephone Cooperative

Principal Officers of First Federal Bancshares, Inc.

James J. Stebor
President and Chief Executive Officer

Cathy D. Pendell
Treasurer

Peggy L. Higgins
Assistant Treasurer

Ronald A. Feld
Corporate Secretary

Principal Officers of First Federal Bank

James J. Stebor
President and Chief Executive Officer

Cathy D. Pendell
Sr. Vice President and Chief Financial Officer

Peggy L. Higgins
Sr. Vice President and Treasurer

Millie R. Shields
Sr. Vice President

Ronald A. Feld
Vice President, Secretary and Branch Manager

Mark Tyrpin
Vice President

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m., on May 27, 2003 at the Quincy Holiday Inn located at 201 S. Third Street, Quincy, Illinois 62301.

Stock Listing

First Federal Bancshares, Inc. common stock is listed on the Nasdaq National Market under the symbol "FFBI."

Price Range of Common Stock

The high and low bid prices and dividends paid per share of the common stock for each quarter during the last two fiscal years were as follows:

Quarter Ended	High	Low	Dividend Declared
March 31, 2001	$ 15.50	$ 13.125	$ .05
June 30, 2001	17.30	14.375	.08
September 30, 2001	17.03	15.60	.08
December 31, 2001	16.69	14.83	.08
March 31, 2002	17.00	16.01	.08
June 30, 2002	18.48	16.60	.08
September 30, 2002	19.85	17.50	.08
December 31, 2002	20.75	17.60	.08

The stock price information set forth in the table above was provided by The Nasdaq Stock Market. The closing sale price of First Federal Bancshares, Inc.'s common stock on December 31, 2002 was $20.30.

At March 11, 2003, there were 2,061,943 shares of First Federal Bancshares, Inc. common stock outstanding (including unallocated ESOP shares) and there were 616 holders of record.

Stockholders and General Inquiries

Cathy D. Pendell
First Federal Bancshares, Inc.
109 East Depot Street
Colchester, Illinois 62326
(309) 776-3225

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600

Annual and Other Reports

A copy of the First Federal Bancshares, Inc.'s Annual Report on Form 10-K without exhibits for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Cathy D. Pendell, First Federal Bancshares, Inc., 109 East Depot Street, Colchester, Illinois 62326.

OFFICE LOCATIONS

Main Office

109 East Depot Street
Colchester, Illinois 62326

Illinois Branch Offices

Quincy
2001 Maine Street
Quincy, Illinois 62301

Quincy
101 North 36th Street
Quincy, Illinois 62301

Mt. Sterling
201 West Main Street
Mt. Sterling, Illinois 62353

Macomb
430 West Jackson Street
Macomb, Illinois 61455

Bushnell
190 East Hurst Street
Bushnell, Illinois 61422

Missouri Branch Offices

Palmyra
123 W. LaFayette Street
Palmyra, Missouri 63461

Canton
600 Washington Street
Canton, Missouri 63435

Kahoka
180 S. Johnson Street
Kahoka, Missouri 63445

First Federal Bancshares